Exhibit 99.8

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total sanctions Vega Pleyade offshore field development

in Tierra del Fuego, Argentina

Paris, October 24, 2013 – Total (operator, 37.5%) has taken the final investment decision to develop the offshore Vega Pleyade gas and condensate field.

Vega Pleyade will produce through three horizontal wells. Together with production from the other Total-operated fields in the area, it will allow optimization of supply to the existing treatment plants and continuation of the plateau production of 18 million cubic meters per day (130,000 barrels of oil equivalent per day).

“At a time when energy demand is growing in Argentina, this latest development confirms Total’s commitment to helping to secure long-term gas supply for the country,” stated Ladislas Paszkiewicz, Senior Vice President, Americas at Total Exploration & Production. “Bringing the Vega Pleyade field on stream will also help Total to achieve its production growth target for 2017.”

Vega Pleyade is located offshore Tierra del Fuego in the Cuenca Marina Austral 1 (CMA-1) concession that Total has operated since 1978. The field development plan consists of a wellhead platform in 50 meters of water depth that will be tied in to the Total-operated onshore Rio Cullen and Cañadon Alfa treatment plants by a 77-kilometer-pipeline.

Separately, Total will also begin offshore drilling in 2014, both to boost production from the Carina field, which started up in 2005, and to appraise the CMA-1 block.

Total Exploration & Production in Argentina

Present in Argentina since 1978, Total, through its affiliate Total Austral, operates 30% of the country’s gas production. The Group’s equity share of production averaged 83,000 barrels of oil equivalent per day in 2012.

From its production center in Tierra del Fuego, Total operates the onshore Ara and Cañadon Alfa fields and the offshore Hidra, Kaus, Carina and Aries fields with a 37.5% interest, alongside partners Wintershall Argentina (37.5%) and Pan American Energy (25%).

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax : + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tél. : + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tél. : + 33 (0) 1 47 44 45 91

Marie-Isabelle FILLIETTE

Tél. : + 33 (0) 1 47 44 55 38

Victoria CHANIAL

Tél. : + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tél. : + 33 (0) 1 47 44 47 05

Laetitia MACCIONI

Tél. : + 33 (0) 1 47 44 71 49

Paul NAVEAU

Tél. : + 33 (0) 1 41 35 22 44

Quentin VIVANT

Tél. : + 33 (0) 1 41 35 37 44

Anastasia ZHIVULINA

Tél. : + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 941 838 402,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total’s other assets in Argentina are located in the Neuquén Basin, where the Group operates the Aguada Pichana and San Roque fields. Total has interests in five operating concessions and six exploration permits in which the Group’s overall net equity share is around 1,700 square kilometers. A shale gas and oil exploration and appraisal campaign was launched in the region in late 2011.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com